Exhibit 99.1

Fiat Chrysler Automobiles announces that FCA US LLC issued today US retail sales in August 2015

FCA US LLC Reports August 2015 U.S. Sales Increased 2 Percent; Best August Sales Since 2002

•	65th-consecutive month of year-over-year sales gains
•	FCA US tops 200,000 units for second time this year
•	Jeep® brand sales up 18 percent; best sales month ever
•	Jeep Wrangler, Jeep Cherokee, Jeep Patriot and Jeep Compass set sales records
•	Ram pickup truck logs best August sales ever
•	Eight FCA US vehicles post sales records in August

Auburn Hills, Mich., Sept. 1, 2015 – FCA US LLC today reported U.S. sales of 201,672 units, a 2 percent increase compared with sales in August 2014 (198,379 units), and the group’s best August sales since 2002.

The Jeep® and Ram Truck brands each posted year-over-year sales gains in August compared with the same month a year ago. The Jeep brand’s 18 percent increase was the largest sales gain of any FCA US brand during the month. The group extended its streak of year-over-year sales gains to 65-consecutive months.

“In spite of a tough 2014 comparison and extreme stock market volatility, our dealer’s competitive spirit kicked in and propelled us to our 65th-consecutive month of year-over-year sales increases,” said Reid Bigland, Head of U.S. Sales. “Our Jeep brand turned in a double-digit increase while eight individual models, including four Jeep brand vehicles, set sales records. FCA US topped the 200,000-unit threshold in August for the second time this year.”

Eight FCA US vehicles set records in the month of August, including the Jeep Compass which posted the largest percentage year-over-year increase of any Jeep brand vehicle in the month. Sales of the Compass were up 58 percent, the compact SUV’s best sales month ever. In addition, the Jeep Wrangler, Jeep Cherokee, Jeep Patriot, Dodge Challenger, Dodge Journey, Ram pickup truck and Ram ProMaster van each recorded their best August sales ever.

FCA US finished the month of August with a 74-day supply of inventory (571,290 units). U.S. industry sales figures for August are internally projected at an estimated 17.8 million units Seasonally Adjusted Annual Rate (SAAR).

Jeep® Brand

Jeep brand sales increased 18 percent, the brand’s best sales month ever and its 23rd-consecutive month of year-over-year sales gains. The brand’s August sales toppled the previous brand record set in May of this year. The Jeep brand continues to roll, having set a sales record in every month dating back to November 2013. Four Jeep brand vehicles set records last month. The Compass’ 58 percent increase was the largest year-over-year percentage gain of any Jeep brand model for the month. In addition, the Wrangler, Cherokee and Patriot each posted their best August sales ever. Sales of the all-new Jeep Renegade, the most capable small sport-utility vehicle (SUV), were up 29 percent compared with sales in the previous month of July.

Ram Truck Brand

Ram Truck brand sales, which include the Ram pickup truck, ProMaster, Ram ProMaster City and Ram Cargo Van, were up 6 percent in August, the brand’s best August sales since 2005. Sales of the pickup truck increased 4percent, the pickup’s best August sales ever. ProMaster sales were up 91 percent, the full-size van’s best August sales since it was launched in October 2013, while ProMaster City sales were up 51 percent compared with the previous month of July.

FIAT Brand

Sales of the all-new 2016 Fiat 500X, the newest addition to the FIAT brand vehicle lineup, increased 7 percent in August compared with the previous month of July. FIAT dealers sold 1,029 units of the new crossover last month as greater numbers reached FIAT studios across the country. In addition, Fiat 500L sales were up year-over-year. FIAT brand sales, which include the Fiat 500, Fiat 500L, and 500X, were up 1 percent in August compared with the same month a year ago.

Dodge Brand

Both the Challenger and Journey posted their best August sales ever. Challenger sales were up 25 percent as the muscle car logged its seventh sales record this year. Journey sales increased 2 percent, the mid-size crossover’s fifth sales record this year. Dodge brand sales were down 15 percent in August, compared with the same month a year ago. Back for a limited-production run, iconic Plum Crazy exterior paint will be made available on 2016 Dodge Challenger and Charger models, including the ultimate-in-performance, 707-horsepower SRT Hellcat models and 485 best-in-class naturally aspirated R/T Scat Pack models. Since 1970, Plum Crazy has been one of the most desired paint colors for the Dodge Challenger and Charger.

Chrysler Brand

Sales of the Chrysler 200 were up 30 percent in August, the mid-size sedan’s best August sales since 2012. Sales of the Chrysler brand, which includes the 200, Chrysler 300 full-size sedan, and the Chrysler Town & Country minivan, were down 14 percent compared with the same month a year ago. The Chrysler brand is celebrating its 90th year by producing limited-edition 90th Anniversary editions that offer more standard equipment and value for customers. The 90th Anniversary 200 and Town & Country are now arriving in dealerships, while the special edition 300 will be arriving in showrooms shortly. The anniversary packages are being offered on the volume models, adding value for the customer who will most appreciate it.

FCA US LLC Sales Summary August 2015

	Month Sales		Vol %	CYTD Sales		Vol %
Model	Curr Yr	Pr Yr	Change	Curr Yr	Pr Yr	Change
Compass	7,523	4,749	58%	39,707	43,252	-8%
Patriot	11,058	9,120	21%	80,186	60,841	32%
Wrangler	18,160	17,988	1%	139,930	120,113	16%
Cherokee	18,763	18,235	3%	140,888	113,494	24%
Grand Cherokee	17,144	18,674	-8%	126,091	123,456	2%
Renegade	8,156	0	New	28,907	0	New
JEEP BRAND	80,804	68,766	18%	555,709	461,156	21%

200	14,032	10,810	30%	135,709	64,147	112%
300	4,145	4,887	-15%	33,034	34,827	-5%
Town & Country	7,403	14,065	-47%	52,807	95,311	-45%
CHRYSLER BRAND	25,580	29,762	-14%	221,550	194,285	14%

Dart	6,154	8,390	-27%	61,075	53,840	13%
Avenger	35	2,905	-99%	1,124	47,686	-98%
Charger	6,734	8,211	-18%	63,316	63,517	0%
Challenger	5,235	4,182	25%	47,397	34,757	36%
Viper	40	38	5%	454	438	4%
Journey	9,375	9,147	2%	68,938	63,456	9%
Caravan	9,209	11,257	-18%	53,651	92,796	-42%
Durango	5,604	5,765	-3%	41,222	43,447	-5%
DODGE BRAND	42,386	49,895	-15%	337,177	399,937	-16%

Ram P/U	45,310	43,775	4%	294,045	283,256	4%
Cargo Van	65	1,161	-94%	3,166	6,812	-54%
ProMaster Van	3,175	1,658	91%	16,774	8,582	95%
ProMaster City	889	0	New	4,557	0	New
RAM BRAND	49,439	46,594	6%	318,542	298,650	7%

Alfa 4C	75	0	New	443	0	New
ALFA BRAND	75	0	New	443	0	New

500	2,054	3,329	-38%	19,403	23,879	-19%
500L	305	33	824%	6,695	8,262	-19%
500X	1,029	0	New	1,999	0	New
FIAT BRAND	3,388	3,362	1%	28,421	32,141	-12%

TOTAL FCA US LLC	201,672	198,379	2%	1,461,842	1,386,169	5%
TOTAL CAR	38,504	42,752	-10%	362,287	323,091	12%
TOTAL TRUCK	163,168	155,627	5%	1,099,563	1,063,078	3%

For additional information:

Nick Cappa

FCA Media Relations

Tel.: +1-248-512-4266

Cell.: +1-248-202-8039

nick.cappa@fcagroup.com

www.fcagroup.com